Mail Stop 3561

September 23, 2008

<u>By U.S. Mail</u>

Dr. Richard G. Hunter
Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

> **Re: Food Technology Service, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-19047**

Dear Dr. Hunter:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief